
                                                                                          OMB APPROVAL

                                                   UNITED STATES                     OMB Number:  3235-0145
                                       SECURITIES AND EXCHANGE COMMISSION           Expires:  August 31, 1999
                                              Washington, D.C.  20549               Estimated average burden
                                                                                    Hours per response...14.90
                                                                                ------------------------------

                                 SCHEDULE 13G

                   Under the Securities Exchange Act of 1934

                          (Amendment No.      1   )*



                              Echelon Corporation
--------------------------------------------------------------------------------
                               (Name of Issuer)

                                 Common Stock
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                  27874N 10 5
--------------------------------------------------------------------------------
                                (CUSIP Number)

                                   12/31/99
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

           [ ]   Rule 13d-1(b)

           [X]   Rule 13d-1(c)

           [ ]   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1745 (3-98)


                               Page 1 of 8 pages

  CUSIP NO.  27874N 10 5
             -----------


------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS.
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

      M. Kenneth Oshman
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
 2                                                              (a) [_]

                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4

      United States of America
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            36,000* (beneficial ownership of 36,000 shares is
                          disclaimed)
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          4,862,028***
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             36,000* (beneficial ownership of 36,000 shares is
                          disclaimed)

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          4,862,028***
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      5,397,741 (beneficial ownership of 36,000 shares is disclaimed)***
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
10    (SEE INSTRUCTIONS)
                                                                    [X]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      16.0%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
12
      Type of Reporting Person (See Instructions)

------------------------------------------------------------------------------


IN
------------------------------------------------------------------------------


                               Page 2 of 8 pages

  CUSIP NO.  27874N 10 5
             -----------


------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS.
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

      Barbara S. Oshman
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4

      United States of America
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          4,862,028
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          4,862,028
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      5,111,741 ****
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
10    (SEE INSTRUCTIONS)
                                                                    [ ]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      15.3%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
12

------------------------------------------------------------------------------


IN
------------------------------------------------------------------------------

                               Page 3 of 8 pages

                         INSTRUCTIONS FOR SCHEDULE 13G

Instructions for Cover Page

(1) Names and I.R.S. Identification Numbers of Reporting Persons-Furnish the full legal name of each person for whom the report is filed-i.e., each person required to sign the schedule itself-including each member of a group. Do not include the name of a person required to be identified in the report but who is not a reporting person. Reporting persons that are entities are also requested to furnish their I.R.S. identification numbers, although disclosure of such numbers is voluntary, not mandatory (see "SPECIAL INSTRUCTIONS FOR COMPLYING WITH
         SCHEDULE 13G" below).

(2) If any of the shares beneficially owned by a reporting person are held as a member of a group and that membership is expressly affirmed, please check row 2(a). If the reporting person disclaims membership in a group or describes a relationship with the other persons but does not affirm the existence of a group, please check row 2(b) [unless it is a joint filing pursuant to Rule 13d-1(k)(1) in which case it may not be necessary to check row 2(b)].

(3)      The third row is for SEC internal use; please leave blank.

(4) Citizenship or Place of Organization-Furnish citizenship if the named reporting person is a natural person. Otherwise, furnish place of organization.

(5)-(9), (11) Aggregate Amount Beneficially Owned By Each Reporting Person, Etc.- Rows (5) through (9) inclusive, and (11) are to be completed in accordance with the provisions of Item 4 of Schedule 13G. All percentages are to be rounded off to the nearest tenth (one place after decimal point).

(10) Check if the aggregate amount reported as beneficially owned in row (9) does not include shares as to which beneficial ownership is disclaimed pursuant to Rule 13d-4 (17 CFR 240.13d-4) under the Securities Exchange Act of 1934.

(12) Type of Reporting Person-Please classify each "reporting person" according to the following breakdown (see Item 3 of Schedule 13G) and place the appropriate symbol on the form:


                              Category                                                   Symbol
                Broker Dealer                                                                BD
                Bank                                                                         BK
                Insurance Company                                                            IC
                Investment Company                                                           IV
                Investment Adviser                                                           IA
                Employee Benefit Plan, Pension Fund,                                         EP
                or Endowment Fund
                Parent Holding Company/Control Person                                        HC
                Savings Association                                                          SA
                Church Plan                                                                  CP
                Corporation                                                                  CO
                Partnership                                                                  PN
                Individual                                                                   IN
                Other                                                                        OO

Notes:
   Attach as many copies of the second part of the cover page as are needed, one reporting person per page.

   Filing persons may, in order to avoid unnecessary duplication, answer items on the schedules (Schedules 13D, 13G or 14D-1) by appropriate cross references to an item or items on the cover page(s). This approach may only be used where the cover page item or items provide all the disclosure required by the schedule item. Moreover, such a use of a cover page item will result in the item becoming a part of the schedule and accordingly being considered as "filed" for purposes of Section 18 of the Securities Exchange Act or otherwise subject to the liabilities of that section of the Act.

   Reporting persons may comply with their cover page filing requirements by filing either completed copies of the blank forms available from the Commission, printed or typed facsimiles, or computer printed facsimiles, provided the documents filed have identical formats to the forms prescribed in the Commission's regulations and meet existing Securities Exchange Act rules as to such matters as clarity and size (Securities Exchange Act Rule 12b-12).


                               Page 4 of 8 pages

              SPECIAL INSTRUCTIONS FOR COMPLYING WITH SCHEDULE 13G

   Under Sections 13(d), 13(g), and 23 of the Securities Exchange Act of 1934 and the rules and regulations thereunder, the Commission is authorized to solicit the information required to be supplied by this schedule by certain security holders of certain issuers.

   Disclosure of the information specified in this schedule is mandatory, except for I.R.S. identification numbers, disclosure of which is voluntary. The information will be used for the primary purpose of determining and disclosing the holdings of certain beneficial owners of certain equity securities. This statement will be made a matter of public record. Therefore, any information given will be available for inspection by any member of the public.

   Because of the public nature of the information, the Commission can use it for a variety of purposes, including referral to other governmental authorities or securities self-regulatory organizations for investigatory purposes or in connection with litigation involving the Federal securities laws or other civil, criminal or regulatory statutes or provisions. I.R.S. identification numbers, if furnished, will assist the Commission in identifying security holders and, therefore, in promptly processing statements of beneficial ownership of securities.

   Failure to disclose the information requested by this schedule, except for I.R.S. identification numbers, may result in civil or criminal action against the persons involved for violation of the Federal securities laws and rules promulgated thereunder.

                              GENERAL INSTRUCTIONS

A. Statements filed pursuant to Rule 13d-1(b) containing the information required by this schedule shall be filed not later than February 14 following the calendar year covered by the statement or within the time specified in Rules 13d-1(b)(2) and 13d-2(c). Statements filed pursuant to Rule 13d-1(c) shall be filed within the time specified in Rules 13d-1(c), 13d-2(b) and 13d-2(d). Statements filed pursuant to Rule 13d-1(d) shall be filed not later than February 14 following the calendar year covered by the statement pursuant to Rules 13d-1(d) and 13d-2(b).

B. Information contained in a form which is required to be filed by rules under section 13(f) (15 U.S.C. 78m(f)) for the same calendar year as that covered by a statement on this schedule may be incorporated by reference in response to any of the items of this schedule. If such information is incorporated by reference in this schedule, copies of the relevant pages of such form shall be filed as an exhibit to this schedule.

C. The items numbers and captions of the items shall be included but the text of the items is to be omitted. The answers to the items shall be so prepared as to indicate clearly the coverage of the items without referring to the text of the items. Answer every item. If an item is inapplicable or the answer is in the negative, so state.

Item 1.

     (a)   Name of Issuer:  Echelon Corporation

     (b) Address of Issuer's Principal Executive Offices: 4015 Miranda Avenue, Palo Alto, CA 94304

Item 2.

     (a) Name of Person Filing: M. Kenneth Oshman and Barbara S. Oshman, husband and wife

     (b) Address of Principal Business Office or, if none, Residence: 4015 Miranda Avenue, Palo Alto, CA 94304

     (c)   Citizenship:  United States of America

     (d)   Title of Class of Securities:  Common Stock

     (e)   CUSIP Number:  27874N 10 5

Item 3. If this statement is filed pursuant to (S)(S)240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

     (a) [ ]  Broker or dealer registered under section 15 of the Act (15 U.S.C.
              78o).

     (b) [ ]  Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

     (c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

     (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

     (e) [ ]  An investment advisor in accordance with (S)240.13d-
              1(b)(1)(ii)(E);

     (f) [ ]  An employee benefit plan or endowment fund in accordance with
              (S)240.13d-1(b)(1)(ii)(F);

     (g) [ ]  A parent holding company or control person in accordance with
              (S)240.13d-1(b)(1)(ii)(G);

     (h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

     (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

     (j) [ ]  Group, in accordance with (S)240.13d-1(b)(1)(ii)(J).

Item 4.   Ownership

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a)  Amount of beneficially owed:

          M. Kenneth Oshman:  5,397,741 shares***
          Barbara S. Oshman:  5,111,741 shares****

     (b)  Percent of class:

          M. Kenneth Oshman:  16.0%, based on 33,239,934 outstanding shares of
                              Common Stock of the Issuer as of December 31,
                              1999.
          Barbara S. Oshman:  15.3%, based on 33,239,934 outstanding shares of
                              Common Stock of the Issuer as of December 31,
                              1999.

     (c)  Number of shares as to which the person has:

          (i)   Sole power to vote or to direct the vote.

                M. Kenneth Oshman:            36,000 shares*
                Barbara S. Oshman:                 0 shares

          (ii)  Shared power to vote or to direct the vote.

                M. Kenneth Oshman:         4,862,028 shares**
                Barbara S. Oshman:         4,862,028 shares**

          (iii) Sole power to dispose or to direct the disposition of.

                M. Kenneth Oshman:            36,000 shares*
                Barbara S. Oshman:                 0 shares

          (iv)  Shared power to dispose or to direct the disposition of.

                M. Kenneth Oshman:         4,862,028 shares**
                Barbara S. Oshman:         4,862,028 shares**

* Beneficial ownership of 36,000 of these shares registered in the name of M. Kenneth Oshman as trustee of trusts not for the benefit of Mr. Oshman is disclaimed as set forth on Page 2 of this Schedule (the "Trust Shares").

** 4,373,600 shares are held by M. Kenneth Oshman and Barbara S. Oshman, Trustees of the Oshman Trust Dated July 10, 1979 (the "OshmanTrust"). 488,428 shares are held by O-S Ventures, of which the Oshman Trust is general partner.

*** Beneficial ownership of the Trust Shares is disclaimed as set forth on Page 2 of this Schedule. Includes 250,000 shares which may be acquired within 60 days of December 31, 1999 upon exercise of a stock option by
          M. Kenneth Oshman and 249,713 shares which may be acquired within 60 days of December 31, 1999 upon exercise of a warrant held by the Oshman Trust.

**** Includes 249,713 shares which may be acquired within 60 days of December 31, 1999 upon exercise of a warrant held by the Oshman Trust.

   Instruction. For computations regarding securities which represent a right to acquire an underlying security see (S)240.13d-3(d)(1).

Item 5.   Ownership of Five Percent or Less of a Class

Not applicable.

Instruction: Dissolution of a group requires a response to this item.


                               Page 6 of 8 pages

Item 6.   Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not Applicable

Item 8.   Identification and Classification of Members of the Group

Not Applicable

Item 9.   Notice of Dissolution of Group

Not Applicable

Item 10.  Certification

    By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                               Page 7 of 8 pages

                                   SIGNATURE

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set in this statement is true, complete and correct.

                                       February 10, 2000
                                       -----------------------------------------
                                                        Date

                                       /s/ M. Kenneth Oshman
                                       -----------------------------------------
                                                       Signature
                                       M. Kenneth Oshman, Chairman of the Board,
                                       President and Chief Executive Officer of
                                       Echelon Corporation

                                       -----------------------------------------
                                                       Name/Title

                                       February 10, 2000
                                       -----------------------------------------
                                                        Date

                                       /s/ Barbara S. Oshman
                                       -----------------------------------------
                                                        Signature

                                       Barbara S. Oshman
                                       -----------------------------------------
                                                        Name/Title

   The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See (S)240.13d-7 for other parties for whom copies are to be sent.

   Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)


                               Page 8 of 8 pages